March 23, 2006

BY COURIER AND EDGAR

Mr. Dale Welcome

Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7020

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	E. I. du Pont de Nemours and Company
Form 10-K for the Fiscal Year Ended December 31, 2004
Form 10-Q for the Fiscal Quarter Ended September 30, 2005
File No. 001-00815

Dear Mr. Welcome:

On behalf of E. I. du Pont de Nemours and Company, a Delaware corporation ("DuPont" or the "Company"), set forth below in this letter are the Company's responses (the "Responses") to the additional comments (the "Comments") of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") set forth in the Staff's letter of March 3, 2006 (the "March 3 Comment Letter").

For the convenience of the Staff, the Company has restated in this letter each of the Comments in the March 3 Comment Letter and numbered each of the Responses to correspond to the numbers of the Comments in the Comment Letter.

Mr. Dale Welcome

March 23, 2006

Washington Works Class Action

Prior Comment No. 5

1.

We note that the plaintiff's counsel provided a quantification of damages as part of the settlement demands made during confidential mediation discussions. Item 103 of Regulation S-K requires that you disclose the relief sought in litigation. Tell us what consideration you gave to this required disclosure.

Settlement demands made by plaintiffs during confidential mediation discussions are qualitatively and quantitatively different from the relief sought in the litigation. In addition, confidential mediation discussions are, as a matter of sound public policy, agreement and often law, required to be kept confidential and Federal Rule of Evidence 408 provides that settlement discussions are generally not admissible in any proceeding. If confidential settlement discussions were required to be disclosed, it would impede the ability for any public company to engage in such discussions, particularly if a plaintiff's demand were required to be publicly disclosed. When settlement discussions reach a point where it becomes reasonably possible that a liability may exist and the amount is material and can be reasonably estimated, DuPont discloses such information.

Prior Comment No. 7

2.	In future filings provide reasonable detailed updates concerning the progress of the Science Panel.

DuPont will provide such updates to the extent there is any new material information available.

Prior Comment No. 8

3.

We note your response to prior comment no. 8 with respect to the amounts you have spent on litigation and administration related to the Washington Works facility related to PFOA. However, it does not appear that you provided your response by reporting period as requested. In this regard, please tell us how much was spent by reporting period since inception.

In our prior response to Comment 8, we identified the costs associated with the Washington Works Class Action which are detailed by period in our response to Comment No. 4 below.

Mr. Dale Welcome

March 23, 2006

Separately, the Company reported $113 million in accruals related to our settlement activity as follows: $45 million in the second quarter of 2004, $63 million in the third quarter of 2004 and $5 million in the fourth quarter of 2005. The spending of amounts related to these accruals is detailed below, by period as the staff has requested (amounts in millions):

Year	Q1	Q2	Q3	Q4	Full Year
2004	$0.0	$0.0	$0.0	$0.0	$0.0
2005	$0.0	$0.0	$93.0	$4.0	$97.0

As a result of these payments, the remaining accrued liability for these matters at December 31, 2005 was $16 million, of which $15 million has been placed in interest bearing escrow accounts to cover costs associated with the work of the science panel and certain water treatment matters.

4.	It is unclear to us whether the following amounts are included in the $113 million accrual, or represent ongoing costs related to PFOA:
- $25 million paid to outside counsel and experts;
- $6.6 million in other fees and expenses;
- $11 million in studies, research compliance and communication;
- $9 million in response to the Department of Justice.

Staff Accounting Bulleting 5:Y requires that you disclose the cost of administering environmental and product liabilities. If the above amounts are not included in the $113 million, tell us what consideration you have given to such disclosure requirements. In addition, we had requested that you provide this information by reporting period. Please advise.

The following costs were charged to expense as incurred and, therefore, were not included in the Company’s accruals of $113 million:

-	$25 million paid to outside counsel and experts
-	$6.6 million in other fees and expenses
-	$11 million in studies, research compliance and communication
-	$9 million in response to the Department of Justice.

DuPont considered the guidance in Staff Accounting Bulletin 5:Y. However, DuPont believes that in the periods in which these costs were incurred, and in the aggregate, the amounts were not material and accordingly did not require separate disclosure in the Company’s periodic filings with the SEC.

Mr. Dale Welcome

March 23, 2006

Amounts paid to outside counsel and experts (in millions):

Year	Q1	Q2	Q3	Q4	Full Year
2001				$.3	$.3
2002	$.6	$1.7	$1.9	$1.9	$6.1
2003	$.5	$1.6	$1.5	$1.8	$5.4
2004	$1.2	$1.5	$3.6	$4.4	$10.7
2005	$.5	$.7	$.4	$.4	$2.0
				Total	$24.5

Amounts paid in other fees and expenses (in millions):

Year	Q1	Q2	Q3	Q4	Full Year
1999			$.1		$.1
2000	$.1	$.2	$.2	$.5	$1.0
2001	$.8	$.5	$.2	$.1	$1.6
2002	$.1	$.1			$.2
2003			$.1		$.1
2004		$.1		$.5	$.6
2005	$1.0	$1.1	$.6	$.3	$3.0
				Total	$6.6

Amounts paid for studies, research compliance and communications (in millions):

Year	Q1	Q2	Q3	Q4	Full Year
2005	$1.1	$.5	$2.2	$7.2	$11.0
				Total	$11.0

Amounts paid in response to the Department of Justice Subpoena (in millions):

Year	Q1	Q2	Q3	Q4	Full Year
2005			$3.0	$6.3	$9.3
				Total	$9.3

Prior Comment No. 12

5.	We note your response to prior comment no. 12. However, your statement that the "Company does not believe it is probable that it will incur additional

Mr. Dale Welcome

March 23, 2006

losses related to exposure to PFOA from any other source does not address the range of likelihood as defined by paragraph 3 SFAS 5. Accounting for Contingencies. In this regard, please tell us whether you believe that it is remote, reasonably possible, or probable that you will incur losses related to exposure to PFOA from any other source. Describe your belief, notwithstanding your views concerning the merit of the issue.

While DuPont believes it is reasonably possible that it will incur losses related to exposure to PFOA from sources other than Washington Works, it is not aware of any particular source that may cause such loss and, therefore, a range of such loss, if any, cannot be reasonably estimated at this time.

6.

You also mention in your response to prior comment no. 12 that the "Company is not aware of any other site at or near which PFOA is present in public drinking water supplies at levels such as those in the Class definition of the Washington Works Class Action." While we understand that your response is specific to the level of PFOA present as defined in the class definition of the Washington Works Class Action, please tell us whether you are aware of other sites where PFOA is used in processing where it is present in public drinking water.

The reference to the Class definition in the Washington Works Class Action in our previous response was not intended to be – and is not – a specific benchmark that DuPont utilizes in assessing potential losses related to the use of PFOA. The level utilized in the Class definition is not health-based and is significantly lower than the levels set by those states that have established a limit for PFOA in public drinking water. Indeed, as indicated on the U.S. Environmental Protection Agency website, "PFOA is very persistent in the environment and was being found at very low levels both in the environment and in the blood of the general U.S. population." Accordingly, the mere existence of PFOA, (even at levels comparable to the Class definition), is not information that would lead DuPont to believe that it may incur losses related to PFOA. Therefore, DuPont does not use the Class definition as a specific benchmark and is not undertaking to update the information provided in the previous response related to potential existence of PFOA at levels comparable to the Class definition. In assessing the likelihood of potential losses related to PFOA, DuPont does consider, among other things, results of environmental monitoring, applicable regulations, allegations (regardless of merit) of the existence of PFOA brought to DuPont's attention, and discussions with relevant local, state and federal authorities.

Mr. Dale Welcome

March 23, 2006

Prior Comment No. 14

7.

We note your response to prior comment no. 14. However, your statement that you do "not believe it is probable that you will incur material losses related to the class action does not address the range of likelihood as defined by paragraph 3 of SFAS 5." In this regard, please tell us whether you believe that it is remote, reasonably possible, or probable that you will incur losses related to these actions.

DuPont believes it is remote that it will incur losses related to these actions.

Please contact the undersigned at (302) 774-1000 should you require further information or have any questions.

Very truly yours,

/s/ Gary M. Pfeiffer

Gary M. Pfeiffer

Senior Vice President and Chief

Financial Officer

E. I. du Pont de Nemours and

Company

1007 Market Street

Wilmington, Delaware 19898

Telephone: (302) 774-1000

Fax: (302) 774-7869

cc:	Lou R. Kling
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036